Filed by Patrick Industries, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Patrick Industries, Inc.

Commission File No.: 000-03922
Date: October 28, 2026

On October 28, 2026, Andy Nemeth, Chairman and Chief Executive Officer of Patrick Industries, Inc. (“Patrick” or the “Company”), sent the following email to Patrick employees providing an update regarding the proposed merger with LCI Industries and LCI’s receipt of an unsolicited nonbinding acquisition proposal from a third party.

From: Andy Nemeth
To: Patrick Team Members
Subject: Merger Update

Team,

A few moments ago, we issued a press release confirming that Patrick is aware of LCI’s receipt of an unsolicited nonbinding proposal from a third party to acquire the Company. A copy of our press release can be found here.

As we announced on June 30, we have a definitive agreement in place to combine with LCI in an all-stock merger, and we and LCI remain fully committed to completing that transaction. The LCI Board of Directors is under a legal requirement to review the proposal. The LCI Board of Directors continues to recommend in favor of the Patrick transaction.

In the meantime, it is business as usual. We encourage you to stay focused on what you do best, delivering exceptional products and service to our customers and the communities we serve. Nothing about our day-to-day operations or strategic vision and plan has changed, and the leadership team will keep you informed as we reach important milestones.

This news may generate media coverage or industry chatter. Please do not comment or speculate if approached — by customers, partners, the media, or anyone else. Forward any external inquiries to Steve O’Hara/Investor Relations.

Thank you, as always, for your continued dedication and commitment. We are grateful for your trust and look forward to the exciting future ahead.

Sincerely,
Andy

Press Release Referenced in the Email Above:

Patrick Industries, Inc. Reaffirms Merger Agreement with LCI Industries — October 28, 2026

https://ir.patrickind.com/investor-news-events/press-releases/detail/317/patrick-industries-inc-reaffirms-merger-agreement-with-lci-industries

NEWS RELEASE

Patrick Industries, Inc. Reaffirms Merger Agreement with LCI Industries

ELKHART, IN, October 28, 2026 – Patrick Industries, Inc. (NASDAQ: PATK) (“Patrick” or the “Company”) today reaffirmed its agreement to combine with LCI Industries (NYSE: LCII) (“LCI”) in an all-stock merger to form a premier component solutions provider for the outdoor enthusiast, housing and transportation markets. Patrick was notified by LCI that it had received an unsolicited nonbinding proposal from Monomoy Capital Partners to acquire LCI, and consistent with its fiduciary duties, LCI's Board of Directors has a responsibility to carefully evaluate the proposal. LCI stated today that its Board of Directors has not changed its recommendation in support of LCI’s merger with Patrick.

Patrick will monitor this development as it continues to execute on its strategy and vision centered around an independent and diversified brand model in the outdoor enthusiast and housing markets.

About Patrick Industries, Inc.

Patrick (NASDAQ: PATK) is a leading component solutions provider serving original equipment manufacturers and aftermarket customers in the RV, Marine, Powersports and Housing markets. Since 1959, Patrick has empowered manufacturers and outdoor enthusiasts to achieve next-level recreation experiences. Our customer-focused approach brings together design, manufacturing, distribution, and transportation in a full solutions model that defines us as a trusted partner. Patrick is home to more than 85 leading brands, all united by a commitment to quality, customer service, and innovation. Headquartered in Elkhart, IN, Patrick employs approximately 10,000 skilled team members throughout the United States. For more information on Patrick, our brands, and products, please visit www.patrickind.com.

Cautionary Statement Regarding Forward-Looking Statements

Information set forth in this communication constitutes forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements regarding the Company’s expectations, beliefs, intentions or strategies regarding the future, and can be identified by forward-looking words such as “anticipate,” “believe,” “could,” “continue,” “estimate,” “expect,” “intend,” “may,” “should,” “will” and “would” or similar words. These forward-looking statements are based on current expectations, forecasts, and assumptions that involve risks and uncertainties and on information available to Patrick Industries, Inc. as of the date hereof. The forward-looking statements are based on current expectations and our actual results may differ materially from those expressed or implied by such forward-looking statements. There can be no assurance that any forward-looking statement will be realized or that actual results will not be significantly different from that set forth in such forward-looking statement. Factors that could cause actual results to differ materially from those in forward-looking statements included in this press release include, without limitation: adverse economic and business conditions, including cyclicality and seasonality in the industries we sell our products and inflationary pressures; the financial condition of our customers or suppliers; the loss of a significant customer; changes in consumer preferences; declines in the level of unit shipments or reduction in growth in the markets we serve; the availability of retail and wholesale financing for RVs, watercraft and powersports products, and residential and manufactured homes; pricing pressures due to competition; costs and availability of raw materials, commodities and energy and transportation; supply chain issues, including financial problems of manufacturers, dealers or suppliers and shortages of adequate materials or manufacturing capacity; the challenges and risks associated with doing business internationally; challenges and risks associated with importing products, such as the imposition of duties, tariffs or trade restrictions, changes in international trade relationships or governmental policies, including the imposition of price caps, or the imposition of trade restrictions or tariffs on any materials or products used in the operation of our business; the ability to manage our working capital, including inventory and inventory obsolescence; the availability and costs of labor and production facilities and the impact of labor shortages; fuel shortages or high prices for fuel; any interruptions or disruptions in production at one of our key facilities; challenges with integrating acquired businesses; the impact of the consolidation and/or closure of all or part of a manufacturing or distribution facility; an impairment of assets, including goodwill and other long-lived assets; an inability to attract and retain qualified executive officers and key personnel; the effects of union organizing activities; the impact of governmental and environmental regulations, and our inability to comply with them; changes to federal, state, local or certain international tax regulations; unusual or significant litigation, governmental investigations, or adverse publicity arising out of alleged defects in products, services, perceived environmental impacts, or otherwise; public health emergencies or pandemics, such as the COVID-19 pandemic; our level of indebtedness; our inability to comply with the covenants contained in our senior secured credit facility; an inability to access capital when needed; the settlement or conversion of our notes; fluctuations in the market price for our common stock; an inability of our information technology systems to perform adequately; any disruptions in our business due to an IT failure, a cyber-incident or a data breach; any adverse results from our evaluation of our internal controls over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002; certain provisions in our Articles of Incorporation and Amended and Restated By-laws that may delay, defer or prevent a change in control; adverse conditions in the insurance markets; and the impact on our business resulting from wars and military conflicts, such as war in Ukraine and evolving conflict in the Middle East, including, but not limited to conflict with Iran.

Forward-looking statements include, without limitation, statements about the benefits of the proposed transaction between the Company and LCI Industries (“LCI”) (the “proposed transaction”), future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the Company’s management and are subject to significant risks and uncertainties outside of our control. Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the completion of the proposed transaction may not occur on the anticipated terms and timing or at all; (2) the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction; (3) the risk that the necessary regulatory approvals for the proposed transaction may not be obtained or may be obtained subject to conditions that are not anticipated; (4) risks that any of the closing conditions to the proposed transaction may not be satisfied in a timely manner; (5) risks related to litigation brought in connection with the proposed transaction; (6) risks related to disruption of management time from ongoing business operations due to the proposed transaction; (7) effects of the announcement, pendency or completion of the proposed transaction on the ability of the Company to retain customers and retain and hire key personnel and maintain relationships with suppliers, distributors, advertisers, content providers, vendors and other business partners, and on its operating results and business generally; (8) negative effects of the announcement or the consummation of the proposed transaction on the market price of the Company's common stock; (9) risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction; (10) inherent uncertainties involved in the estimates and assumptions used in the preparation of financial projections; (11) the ability to obtain or consummate financing or refinancing related to the proposed transaction; and (12) the response of the Company or LCI management to any of the aforementioned factors. The Company's actual results could differ materially from those stated or implied, due to risks and uncertainties associated with its business, which include the risks related to the proposed transaction.

Discussions of additional risks and uncertainties are contained in the Company's filings with the Securities and Exchange Commission ("SEC"), including but not limited to the section entitled "Risk Factors" in the Company's Annual Report on Form 10-K for the year ended December 31, 2025, in the Company's Quarterly Reports on Form 10-Q for subsequent quarterly periods, in the joint proxy statement/prospectus of the Registration Statement on Form S-4 (File No. 333-299100) filed with the SEC on September 23, 2026 (as amended by the Form S-4/A filed with the SEC on October 15, 2026), which was declared effective by the SEC on October 19, 2026, and the definitive joint proxy statement/prospectus filed by Patrick with the SEC on October 19, 2026, which are filed with the SEC and available on the SEC's website at www.sec.gov. The Company expressly disclaims any obligation to update, alter, or otherwise revise any forward-looking statements, whether written or oral, as a result of new information, future events, or otherwise, except as required by applicable law. Persons reading this communication are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Important Information About the Proposed Transaction and Where to Find It

This communication relates to a proposed business combination between Patrick and LCI. In connection with this proposed business combination, on October 15, 2026, Patrick filed a registration statement on Form S-4/A with the Securities and Exchange Commission (the “SEC”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed business combination. The registration statement on Form S-4 was declared effective by the SEC on October 19, 2026. Each of Patrick and LCI mailed the joint proxy statement/prospectus to its respective stockholders beginning on or around October 19, 2026. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND LCI ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Patrick and LCI through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by LCI will be available free of charge on LCI’s website at lippert.com under the tab “Investors” and under the heading “Financials” and subheading “SEC Filings.” Copies of documents filed with the SEC by Patrick will be available free of charge on Patrick’s website at patrickind.com under the tab “Investors” and under the heading “SEC Filings.”

Contact:
Steve O'Hara
Vice President of Investor Relations oharas@patrickind.com 574.294.7511

Important Information About the Proposed Transaction and Where to Find It
In connection with the proposed transaction between Patrick Industries, Inc. (the “Company”) and LCI Industries (“LCI”), the Company and LCI intend to file relevant materials with the Securities and Exchange Commission (the “SEC”), including, among other filings, a Company registration statement on Form S-4 that will include a joint proxy statement of the Company and LCI that also constitutes a prospectus of the Company with respect to shares of the Company’s common stock to be issued in the proposed transaction, and a definitive joint proxy statement/prospectus, which will be mailed to stockholders of the Company and LCI (the “Joint Proxy Statement/Prospectus”). The Company and LCI may also file other documents with the SEC regarding the proposed transaction. This Current Report on Form 8-K is not a substitute for the Joint Proxy Statement/Prospectus or any other document which the Company and LCI may file with the SEC.
INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND LCI ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.
Investors and security holders will be able to obtain free copies of the registration statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by the Company and LCI through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by LCI will be available free of charge on LCI’s website at lippert.com under the tab “Investors” and under the heading “Financials” and subheading “SEC Filings.” Copies of documents filed with the SEC by the Company will be available free of charge on the Company’s website at patrickind.com under the tab “Investors” and under the heading “SEC Filings.”
Certain Information Regarding Participants
The Company, LCI and their respective directors and executive officers may be considered participants in the solicitation of proxies from the stockholders of each of the Company and LCI in connection with the proposed transaction. Information about the directors and executive officers of LCI and their ownership of LCI common stock is set forth in LCI’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on February 26, 2026, and its proxy statement for its 2026 annual meeting, filed with the SEC on March 27, 2026. Information about the directors and executive officers of the Company and their ownership of Company common stock is set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on February 19, 2026, and its proxy statement for its 2026 annual meeting, filed with the SEC on March 30, 2026.
To the extent holdings of the Company’s or LCI’s securities by their respective directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected in Statements of Changes in Beneficial Ownership on Form 4 and other filings made from time to time with the SEC. Additional information regarding the interests of such potential participants will be included in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction.
No Offer or Solicitation
This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This Current Report on Form 8-K does not constitute a prospectus or prospectus-equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Special Note Regarding Forward-Looking Statements
Information in this Current Report on Form 8-K, other than statements of historical facts, may constitute forward-looking statements for purposes of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, and involves a number of risks and uncertainties.
These statements include, but are not limited to, statements regarding the proposed transaction between the Company and LCI, including the expected timing and completion of the transaction, the satisfaction of conditions to the completion of the transaction, including the receipt of required regulatory approvals, and other statements that are not historical facts.
Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “targets,” “scheduled,” “plans,” “intends,” “goal,” “anticipates,” “expects,” “believes,” “forecasts,” “outlook,” “estimates,” “potential,” or “continue,” or negatives of such terms or other comparable terminology, although not all forward-looking statements include such identifying terminology.
All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company or LCI to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, the ability of the Company and LCI to obtain required governmental and stockholder approvals of the transaction on the timeline expected, or at all; the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the failure of the closing conditions in the Merger Agreement to be satisfied; any unexpected delay in closing the transaction; and the other risks and uncertainties described in the Company’s and LCI’s filings with the SEC.
Additional factors which could affect future results of the Company and LCI can be found in their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. The Company and LCI disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this Current Report on Form 8-K, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws.